Exhibit 99.1

American National Bankshares Inc. and HomeTown Bankshares Corporation Announce Agreement to Merge

For more information, contact:

Jeffrey V. Haley	Susan K. Still
President & Chief Executive Officer	President & Chief Executive Officer
American National Bankshares Inc.	HomeTown Bankshares Corporation
haleyj@amnb.com	sstill@HomeTownBankVa.com
434.773.2259	540.278.1705

FOR IMMEDIATE RELEASE:	October 1, 2018

DANVILLE, VA – American National Bankshares Inc. (NASDAQ: AMNB - “American National”), headquartered in Danville, Va., and HomeTown Bankshares Corporation (NASDAQ: HMTA - “HomeTown”), headquartered in Roanoke, Va., today announced the signing of an agreement that calls for HomeTown to merge with American National in a transaction valued at approximately $95.6 million. The combination deepens American National’s footprint in the Roanoke MSA and creates a presence in the New River Valley with an office in Christiansburg, Va. Upon completion of the merger and with two office consolidations, American National will have 8 offices in the combined Roanoke/New River Valley markets with total deposits of over $700 million. Based on financial results as of June 30, 2018, the combined company will have approximately $2.4 billion in assets, $1.8 billion in loans, and $2.0 billion in deposits across Virginia and North Carolina.

Under the terms of the agreement, HomeTown shareholders will receive 0.4150 shares of American National common stock for each share of HomeTown common stock. As of the close of business on October 1, 2018, the per share acquisition price equaled approximately $16.23, or approximately 182% of HomeTown’s June 30, 2018 book value per share. The exchange ratio is fixed and the per share acquisition price will fluctuate with the market value of American National common stock. Following the completion of the merger, American National will remain well-capitalized and the company expects the transaction will be accretive to earnings per share.

“Roanoke and Franklin County are already important markets for our company and the addition of the New River Valley market is an exciting growth opportunity” said Jeffrey V. Haley, President and Chief Executive Officer of American National. “The combination of HomeTown and American National will create a company that is better positioned to serve the needs of those communities. We believe in community banking and focus on accessible, responsive, and friendly community-based services. By combining our highly qualified and dedicated teams, we believe we will be the community bank of choice for businesses and individuals in this area. We feel so strongly that our combined organization will be able to offer a hometown banking platform for each of our ten regions in Virginia and North Carolina that we will change our tag line to ‘Welcome to Hometown Banking.’”

Subject to customary closing conditions, including regulatory and shareholder approvals, the merger is expected to close in the first quarter of 2019. Following completion of the merger, HomeTown’s subsidiary bank, HomeTown Bank, will be merged into American National’s subsidiary bank, American National Bank and Trust Company (“American National Bank”).

After the merger, Roanoke will serve as the combined bank’s Virginia banking headquarters as well as the center for its Corporate Credit Function. As the geographic hub of the company’s North Carolina banking footprint, Greensboro will serve as the North Carolina banking headquarters, while Danville will serve as the corporate headquarters for American National and American National Bank.

Susan K. Still, President and CEO of HomeTown, said, “American National’s culture, corporate character and commitment to the community are a natural fit for HomeTown Bank’s employees, shareholders and customers. We are excited about this partnership and the opportunity it presents to leverage the strengths of each community bank for the customers and communities we serve.”

Nancy Agee and Kenneth Bowling, currently active members of the HomeTown Bank Board of Directors, will be added to the boards of American National and American National Bank upon completion of the merger. Ms. Agee has served HomeTown as a director on both the bank and holding company boards since 2011, and is the President and Chief Executive Officer of Roanoke-based Carilion Clinic, Inc. Mr. Bowling is a Vice President of H.T. Bowling Inc. of Radford, Va. Ms. Still will become President of Virginia Banking for American National Bank until her planned retirement at the end of 2019. She will also become a director of American National Bank upon completion of the merger and will be nominated for election to the holding company board of American National at the annual shareholders’ meeting in May 2019. Roanoke banker, Kevin Meade, will continue to serve as Executive Vice President of American National Bank and Regional President for the Roanoke and New River Valley markets.

The remaining directors of HomeTown and HomeTown Bank will be invited to join a Transition Board to advise management and to assist in the successful integration of the organizations. A new Virginia Banking Board will be established to provide representatives from the seven Virginia regions. Transition Board members will also be invited to join this new Virginia Banking Board or one of the market advisory councils, which will be created for new or emerging markets.

Keefe, Bruyette & Woods, Inc. acted as financial advisor to American National and Williams Mullen acted as its legal advisor in the transaction. Sandler O’Neill + Partners, L.P. acted as financial advisor to HomeTown and Gentry Locke acted as its legal advisor.

About American National

American National Bankshares Inc. is a multi-state bank holding company with total assets of approximately $1.8 billion. Headquartered in Danville, Va., American National is the parent company of American National Bank and Trust Company. American National Bank is a community bank serving southern and central Virginia and north central North Carolina with 24 banking offices and two loan production offices. American National Bank also manages an additional $837 million of trust, investment and brokerage assets in its Trust and Investment Services Division. Additional information about the company and the bank is available on the bank’s website at www.amnb.com.

Shares of American National are traded on the Nasdaq Global Select Market under the symbol “AMNB.”

About HomeTown

HomeTown Bankshares Corporation is the parent company of HomeTown Bank, which officially opened for business on November 14, 2005. HomeTown Bank offers a full range of banking services to small and medium-size businesses, real estate investors and developers, private investors, professionals and individuals. The Bank serves three markets including the Roanoke Valley, the New River Valley and Smith Mountain Lake through six branches, seven ATMs, HomeTown Mortgage and HomeTown Investments. A high level of responsive and personal service coupled with local decision-making is the hallmark of its banking strategy. For more information, please visit www.hometownbank.com.

Shares of HomeTown are traded on the Nasdaq Capital Market under the symbol “HMTA.”

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, American National will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of American National common stock to be issued to the shareholders of HomeTown. The registration statement will include a joint proxy statement/prospectus, which will be sent to the shareholders of American National and HomeTown seeking their approval of the merger. In addition, each of American National and HomeTown may file other relevant documents concerning the proposed merger with the SEC.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN NATIONAL, HOMETOWN AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when they become available, through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus, when they become available, also may be obtained by directing a request by telephone or mail to American National Bankshares Inc., 628 Main Street, Danville, Virginia 24541, Attention: Investor Relations (telephone: (434) 792-5111) or HomeTown Bankshares Corporation, 202 South Jefferson Street, Roanoke, Virginia 24011, Attention: Investor Relations (telephone: (540) 345-6000) or by accessing American National’s website at www.amnb.com under “Investors – Financial Documents – Documents/Filings” or HomeTown’s website at www.hometownbank.com under “Investors – Investor Relations – SEC Filings.” The information on American National’s and HomeTown’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

American National, HomeTown and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of American National and HomeTown in connection with the merger. Information about the directors and executive officers of American National is set forth in the proxy statement for American National’s 2018 annual meeting of shareholders filed with the SEC on April 12, 2018. Information about the directors and executive officers of HomeTown is set forth in the proxy statement for HomeTown’s 2018 annual meeting of shareholders filed with the SEC on April 5, 2018. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Caution Regarding Forward-Looking Statements

Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Each of American National and HomeTown intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The companies’ respective abilities to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors that could have a material effect on the operations and future prospects of each of American National and HomeTown and the resulting company, include but are not limited to: (1) the businesses of American National and/or HomeTown may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislation and regulation, and monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury, Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System; (7) the quality and composition of the loan and securities portfolios, demand for loan products, deposit flows, competition, and demand for financial services in the companies’ respective market areas; (8) the implementation of new technologies, and the ability to develop and maintain secure and reliable electronic systems; (9) accounting principles, policies, and guidelines; and (10) other risk factors detailed from time to time in filings made by American National and HomeTown with the SEC. American National and HomeTown undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

This release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such solicitation would be unlawful.

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